EXHIBIT 99.1

30 November 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax:            31-20-404 2544

Dear Sir
The Company’s dividend of US 4 cents per share announced on 10 November 2005 converts to 5.41 Australian cents per CUFS.
The dividend is payable in Australian currency on 16 December 2005 to CUFS holders registered at the 29 November 2005 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend.
Yours faithfully
James Hardie Industries NV
By: Benjamin P Butterfield
As: Company Secretary